UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

CGI Holding Corporation
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

125318105
(CUSIP Number)

Michael J. Choate, Esq.
Shefsky & Froelich Ltd.
444 North Michigan Avenue
Suite 2500
Chicago, Illinois 60611
(312) 527-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS S. Patrick Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OF PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,893,451
	9	SOLE DISPOSITIVE POWER 1,828,001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,893,451
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer. Common Stock, par value $0.001 per share ("Common Stock") CGI Holding Corporation (the "Issuer") 100 N. Waukegan Road, Suite 100 Lake Bluff, Illinois 60044
Item 2.	Identity and Background.

(a) S. Patrick Martin

(b) Residence or Business Address: 300 Perimeter Park Drive, Suite D, Morrisville, North Carolina 27560

(c) The Filing Person is a director of the Issuer, having its principal place of business at 100 N. Waukegan Road, Suite 100, Lake Bluff, Illinois 60044, and is the President and Chief Executive Officer of Websourced, Inc., a subsidiary of Issuer, having its principal place of business at 300 Perimeter Park Drive, Suite D, Morrisville, North Carolina 27560

(d) During the past five years, the Filing Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e) During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

(f) United States of America

Item 3.	Source and Amount of Funds or Other Consideration.

The Filing Person acquired the Directly Owned Shares (as hereinafter defined) as a result of his ownership of WorldMall.com. On March 27, 2001, the Issuer acquired WorldMall.com through a merger and the shares of common stock of WorldMall.com were converted into shares of Common Stock of the Issuer.

Item 4.	Purpose of Transaction.

The Filing Person reserves the right to acquire additional shares of the Issuer's capital stock, to dispose of shares of the Issuer's capital stock or to formulate other purposes, plans or proposals deemed advisable regarding the Issuer. There are no plans or proposals with regard to any events specified in (a) through (j) of this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) The Filing Person beneficially owns 1,893,451 shares of Common Stock of the Issuer (the "Shares"). The Shares represent approximately 5.861% of the outstanding shares of Common Stock of the Issuer (based on 31,484,023 shares outstanding as of December 15, 2004). The Shares beneficially owned by the Filing Person consist of: (i) 1,084,854 shares of Common Stock (the "Directly Owned Shares"), (ii) warrants to purchase up to an additional 743,147 shares of Common Stock (the "Warrant Shares") at prices ranging from $0.13 to $0.45 per share, and (iii) a proxy to vote 65,450 shares of Common Stock owned by Ms. Negin Martin (the "Negin Martin Shares").

(b) The Filing Person has sole dispositive power with respect to 1,828,001 Shares (consisting of the Directly Owned Shares and the Warrant Shares). The Filing Person does not have dispositive power with respect to the Negin Martin Shares. The Filing Person has shared voting power with respect to 1,409,854 shares of Common Stock of the Issuer which is shared with Gerard M. Jacobs (consisting of the Directly Owned Shares and the Negin Martin Shares). Currently, the Filing Person has sole voting power with respect to the Warrant Shares; provided, however, upon exercise of the warrants, such acquired shares shall become subject to the proxy granted to Mr. Jacobs and the Filing Person will be deemed to have shared voting power with respect to such shares.

The following information relates to each person with whom the power to vote the Shares is shared:

(a) Name: Gerard M. Jacobs

(b) Residence or Business Address: 100 N. Waukegan Rd., Suite 100, Lake Bluff, Illinois 60044

(c) Mr. Jacobs is the President, Chief Executive Officer, Secretary and Treasurer of the Issuer, having its principal place of business at 100 N. Waukegan Rd., Suite 100, Lake Bluff, Illinois 60044

(d) During the past five years, Mr. Jacobs has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e) During the last five years, Mr. Jacobs has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

(f) Citizenship: United States of America

(c) On December 20, 2004, the Filing Person sold 100,000 shares of Common Stock for a price equal to $5.20 per share. The shares were sold in a broker transaction on the open market.

(d) Ms. Negin Martin has the right to receive the dividends on, and proceeds from the sale of the Negin Martin Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On February 25, 2002, pursuant to a Settlement Agreement by and among the Issuer, the Filing Person, World Mall, Inc. and Mr. Jacobs and John Giura, the Filing Person granted a proxy to Mr. Jacobs to vote all of the Filing Person's shares of capital stock of the Issuer in favor of Mr. Jacobs' slate of nominees for the Issuer's board of directors, so long as Mr. Jacobs is serving as the Issuer's chief executive officer and so long as the Filing Person is included in such slate of nominees.

Item 7.	Material to be filed as Exhibits.

Proxy, dated February 25, 2002 granted by S. Patrick Martin to Gerard M. Jacobs. (1)

Settlement Agreement, dated as of February 25, 2002, by and among the Issuer, World Mall, Inc., Gerard M. Jacobs, John Giura and the Filing Person.(1)

(1)   Incorporated by reference from the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 2003.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2005

By:	/s/ S. Patrick Martin S. Patrick Martin